SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the rating release issued by Credit Rating and Investors Services Philippines, Inc. (CRISP) entitled “Rating Action:	7
	CRISP assigns ‘AAA’ on PLDT Co. with Stable Outlook”.

EXHIBIT 1

January 6, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with the rating release issued by Credit Rating and Investors Services Philippines, Inc. (CRISP) entitled “Rating Action: CRISP assigns ‘AAA’ on PLDT Co. with Stable Outlook”.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

EXHIBIT 1

January 6, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with the rating release issued by Credit Rating and Investors Services Philippines, Inc. (CRISP) entitled “Rating Action: CRISP assigns ‘AAA’ on PLDT Co. with Stable Outlook”.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

EXHIBIT 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,012		N/A
As of November 30, 2013
N/A

Total No. of Stockholders	Domestic Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 6, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

EXHIBIT 1

11.	Item 9 (Other Events)

Attached hereto is a rating release issued by Credit Rating and Investors Services Philippines, Inc. (CRISP) entitled “Rating Action: CRISP assigns ‘AAA’ on PLDT Co. with Stable Outlook”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C.	Rausa-Chan—

MA. LOURDES C. RA Corporate Secretary	USA-CHAN

January 6, 2014

EXHIBIT 1

Credit Rating and Investors Services
Philippines, Inc.
AIM Conference Center Manila
Benavidez corner Trasierra Streets
Makati City Philippines 1260
Telephone: 632-465-9368 Fax:632-465-9201 Email: ratings@crisp.com.ph

RATING ACTION:CRISP assigns ‘AAA’ on PLDT Co. with Stable Outlook

Makati City, January 6, 2014 - — The Credit Rating and Investors Services Philippines, Inc (CRISP) assigns a ‘AAA’ issuer rating with a stable outlook on the Philippine Long Distance Telephone Company (PLDT), the country’s largest telecommunications operator. CRISP’s rating assignment is based on the following rating factors:

CRISP’s rating assignment is based on the following rating factors:

1.	Dominant market leadership. PLDT holds a commanding market share in terms of subscribers with over 60% in the wireless, fixed line and broadband segments of a highly competitive Philippine telecommunications industry. Based on available information, PLDT enjoys :

•	67% share in the Wireless Market Segment. PLDT has 72 million of the country’s approximately 109 million wireless subscribers, or 67% which represents the combined market share by Smart Communications and Sun Cellular in the wireless telecommunications market.

•	69% share of subscribers in the Fixed Line Market Segment. Out of approximately 3 million fixed line subscribers in the country, approximately 2 million are PLDT subscribers, which represents the lion’s share of the fixed line market segment.

•	64% share of subscribers in the Broadband Market Segment. The combined market share of PLDT, Smart Communications and Sun Cellular amounting to about 3.3 million subscribers represents about 64% of the 5.2 million total broadband subscribers in the Philippines today.

CRISP cites PLDT’s well-timed implementation of its capital investment program as a major factor in its dominant share in the telecommunications market. In 2011 and 2012, PLDT undertook a P67 billion network transformation program that upgraded its access network and made it more efficient and capable of more advanced generations of the Long Term Evolution (LTE) technology. The investment also expanded the company’s digital fiber optic transmission network, now spanning 75,000-kilometers, the country’s most extensive and resilient.

EXHIBIT 1

2.	Strong historical financial performance. Despite competitive pressures and a changing revenue mix, PLDT’s consolidated financial performance remained healthy over the last five years, with EBITDA and income margins averaging 55% and 24% respectively, while ROEs during the same period averaged about 32%.

During the first 9 months of the current year, PLDT’s unaudited operating results indicated both its EBITDA from continuing operations and overall core income growing by 4% year-on-year. Profit margin for the same period in 2013 and 2012 is holding steady at 23% while EBITDA margin grew slightly to 49% from 48% the year before. For the next 5 years, EBITDA is expected to continue to grow at low- to mid- single digits and would remain strong, with EBITDA margins averaging at about 48% for the next 5 years.

Strong cashflow. Historically, PLDT has generated strong cashflow from operations. During the last three years, PLDT’s net cash flow from operations netted P80.4 billion in 2012, P79.2 billion in 2011 and P77.3 billion in 2010. After taking into account its financing and investing activities, PLDT’s cash balance ended with healthy levels at P37.1 B, P46 B, and P36.7 B during the last three years beginning in 2010.

3.	Excellent Management and Governance. PLDT management’s well thought-out strategy and timely execution of its investment and network transformation program ensure its current leadership position in the country’s telecommunications industry, at least for the next 5 years. The combined effect of new technologies and the improving economic status of customers has caused a shift in the predominantly wireless/fixed line market to a more sustainable and growth-driven broadband market. The current thrust of PLDT management is expected to lead the pace of innovation and development of value added services in the industry.

CRISP views the PLDT Board’s creation of its Group Enterprise Risk Management Department as a reflection of its proactive approach in addressing existing and emerging risks to its business and organization which is crucial in maintaining an organization’s competitive position.

Outlook: Stable
CRISP assigns a stable credit outlook for PLDT’s issuer rating as CRISP believes that PLDT’s market leadership and strong financial returns will be sustained.

Disclaimer: CRISP rating is not a recommendation to buy, sell, or hold the rated instrument. CRISP’s rating opinion on the likelihood of timely payment of debt obligations does not constitute an audit of the rated institution and are based on information provided by the issuer or obtained by CRISP from sources it considers reliable. Ratings are revised by CRISP as it deems events or circumstances so warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan—

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 6, 2014